

October 15, 2010

Lawrence Schaffer
Chief Financial Officer
Case Financial, Inc.
7668 El Camino Real, Suite 104-106
Carlsbad, CA 92009

      Re: Case Financial, Inc.
              Item 4.01 Form 8-K
              Filed October 7, 2010
              File No. 0-27757

Dear Mr. Schaffer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K Filed October 7, 2010

1.   We note that Chang G Park, CPA's reports on your financial statements for the years ended September 30, 2009 and September 30, 2008 contained explanatory paragraphs regarding your ability to continue as a going concern. We also note that you disclosed that Chang G Park, CPA's audit reports were not qualified or modified as to uncertainty, audit scope, or accounting principles. Please revise your disclosure to remedy this apparent inconsistency or explain this matter to us in more detail. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

2.   Please file a letter from Chang G Park, CPA as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3849.

Sincerely,

James A. Allegretto
Sr. Assistant Chief Accountant